FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 09 October 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. Commercial director resigns




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  9 October, 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          Commercial director resigns




COMMERCIAL DIRECTOR RESIGNS


Martin George, Commercial Director, has today resigned his position with the
airline.   He has been on leave of absence since June 2006 when the Office of
Fair Trading and the US Department of Justice began an investigation focused on long-haul passenger fuel surcharges. Iain Burns, British Airways' Head of Communications, has also resigned with immediate effect.



In a letter to Martin Broughton, Chairman of British Airways, Martin George said:

"It is with regret that I notify you of my decision to step down as Commercial Director of British Airways with effect from the above date. This decision applies both to my position as an employee of British Airways Plc and as a director on the main and subsidiary company boards of the British Airways group.




"I now recognise that within my department, there may have been inappropriate conversations in violation of Company policy in relation to long haul fuel surcharges. I was not involved in such conversations. Although the Board of BA have not found that I have behaved in a dishonest way, I fully recognise my responsibilities as Head of Department and as a Board Director.



"As you know, becoming a Board Member of British Airways has been the highlight of my career so far. I remain committed to doing what I can in the interests of the airline, to which I have dedicated my last 19 working years. I have always taken my responsibilities as a Director and Board Member very seriously and I therefore depart with deep regret, whilst believing that departing is, in these circumstances and for these reasons, nevertheless, the right course."



Robert Boyle, British Airways' Director of Planning, has been appointed Commercial Director with immediate effect.

Thomas Coops, former Communications Director at Abbey National has been appointed interim Head of Corporate and Media Relations. He will be responsible for providing communications advice to the Company and managing Media Relations. He replaces Iain Burns.

                                      Ends



9 October 2006                                         103/KG/2006



Certain information included in this statement may be forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, expected future revenues, financing plans and expected expenditures and divestments. Any forward-looking statements in this announcement are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March, 2006.